November 1, 2024

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc.
325 Washington Avenue Extension
Albany, New York 12205

        Re: Soluna Holdings, Inc.
            Registration Statement on Form S-1
            Filed October 9, 2024
            File No. 333-282559
Dear John Belizaire:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed legal and factual analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under Securities Act Rule 415(a)(1)(i) and not a primary offering. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.
2. We note your statement in the sixth paragraph on page 11 that the "Selling Holders and any broker-dealers or agents that are involved in selling the Common Stock may be deemed to be 'underwriters' within the meaning of the Securities Act in connection with such sales." We also note that you have entered into the Standby Equity Purchase
       Agreement ("SEPA") and are registering the shares that will be issued for resale.
 November 1, 2024
Page 2

       Since this appears to be a private equity line financing, please revise your registration statement to identify the Investor as an underwriter for the resale of those shares, or advise otherwise. At a minimum, this disclosure should appear on the prospectus cover page and in the plan of distribution section. For guidance, please refer to
       Securities Act Sections Compliance and Disclosure Interpretation 139.13.
3. We note your cover page disclosure that the prospectus relates to the offer and sale by the Selling Holders identified in the prospectus or their "permitted transferees." Please tell us how your disclosure will identify any permitted transferees of the Investor and name them as underwriters for the resale of the equity line shares.
4. We note that you are registering for resale up to "2,000,000 shares of Common Stock
       (including 5,938 shares that have been issued as a consent fee on the Investor commitment fee) that we may issue (emphasis added) to a Selling Holder as a consent fee in connection with the SEPA" (see, e.g., the cover page and page 3). It appears that at the time of filing this registration statement, not all of such 2,000,000 shares being registered for resale had been issued to this Selling Holder. Please provide us with your analysis regarding whether this Selling Holder is irrevocably bound to purchase all of the 2,000,000 shares being registered for resale subject only to the filing or effectiveness of the registration statement or other conditions outside their control. For guidance, please refer to Securities Act Sections Compliance and
       Disclosure Interpretation 134.01.
5. In an appropriate section of the prospectus, please disclose the material terms of the consent fee agreement or arrangement with the relevant Selling Holder, as referenced in the preceding comment. Expand your disclosure to explain how this agreement or arrangement works. Please file any documents memorializing the same as an exhibit to the registration statement or tell us why you are not required to do so.
Cover Page

6. Refer to your disclosure on the cover page that you are registering the resale of an additional 2,000,000 shares of Common Stock that you may issue to "a Selling
       Holder" and 308,642 shares of Common Stock issued to "another Selling Holder."
       Please revise your prospectus throughout, including the "Selling Holders" section, to clarify the respective identities of these Selling Holders.
Selling Holders, page 9

7. In the first paragraph on page 9, your disclosure indicates that up to an aggregate
       22,308,642 shares of your common stock are issuable upon additional advances under the SEPA. Please revise to reconcile with your disclosures elsewhere (e.g., the cover page and page 3), which appear to indicate that up to an aggregate of 20,000,000 shares are issuable to the Investor pursuant to the terms of the SEPA.
8. We note your disclosure in the fourth paragraph on page 9 that "[e]xcept as set forth below, the Selling Holders has [sic] not held any position or office, or have otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares of Common Stock or other securities." Please revise this section to provide clear disclosure responsive to Item
       507 of Regulation S-K, including the nature of any position, office, or other material
 November 1, 2024
Page 3

       relationship which any Selling Holder has had within the past three years with you or any of your predecessors or affiliates.
9. To the extent not currently disclosed, for each Selling Holder, briefly describe the transactions from which they originally received their shares, including the exemption from registration for the initial transaction and the date of the transaction. Disclose the material terms of each transaction, including the number of shares purchased in each transaction and the consideration paid (e.g., price paid per share), if any. As appropriate, file as exhibits to your registration statement any material agreements regarding these transactions, or tell us why you are not required to do so.
10. We note your disclosure on page 11 that, "Univest Securities, one of the Selling
       Holders, is a broker-dealer which is a member firm of FINRA and receives such shares via provision of services unrelated to the SEPA." Please revise to identify all
       Selling Holders who are registered broker-dealers or affiliates of broker-dealers.
       Additionally, tell us if the broker-dealer(s) received the securities to be resold as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. With respect to any Selling Holder that is an affiliate of a broker-dealer, disclose this status and state, if true, that: (i) the seller purchased the securities in the ordinary course of business; and (ii) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that such Selling Holder is an underwriter.
11. It appears from your Selling Holders table on page 9 that there are a total of four
       Selling Holders in this offering. However, your disclosure elsewhere appears to indicate that there are a total of three Selling Holders (see, e.g., the cover page and page 3). Please revise to clarify or reconcile your disclosure, as appropriate.
12. Please revise your next amendment to fill in the extensive blanks and incomplete information in the Selling Holders table and related footnotes.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 November 1, 2024
Page 4

       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Joseph P. Galda